AMENDED ARTICLES OF INCORPORATION
                                OF
              AUTOMATED COMPLIANCE & TRAINING, INC.

                       (HEREAFTER KNOWN AS)
                  CHEQUEMATE INTERNATIONAL, INC.

          The undersigned person, acting as agent for Automated Compliance & Training, Inc., under the direction of the Board of Directors, and after shareholder vote on the proposed Amendment to the Articles of Incorporation of Automated Compliance & Training, Inc. under the provisions of the Revised Utah Business Corporation Act, adopts the following amendment to the Articles of Incorporation:

                            Article I

          The name of this corporation shall be Chequemate International, Inc. (the "Corporation").

          This amendment was adopted on the 9th day of August, 1996. The effective date of this amendment shall be the 1st day of September, 1996. The date of adoption complies with the provisions of UCA 16-10a-1006. The Amended Articles of Incorporation were adopted by the Board of Directors of Automated Compliance & Training, Inc. At the time of the meeting of the shareholders when this amendment was adopted there were 12,666,053 total shares of common stock outstanding. Of the shares represented at the shareholders' meeting, shareholders cast 9,147,042 votes in favor of the amendment and 51,500 votes against the amendment, and 11,428 shares abstained from voting on the amendment. The voting of the shareholders in favor of the amendment complies with UCA 16-10a-1006(6).

          DATED this   30th     day of August, 1996.

                              Automated Compliance & Training, Inc.



                              By  /s/ Lavar M. Butler
                                   Its President

ArtAmnd.491